SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April 2020

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.          an announcement regarding 2020 first quarterly report of China Petroleum & Chemical Corporation (the “Registrant”); and

2.          an announcement regarding connected transaction of absorption and merger of Zhanjiang Dongxing;

Each made by the Registrant on April 29, 2020.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Overseas Regulatory Announcement
China Petroleum & Chemical Corporation
The First Quarterly Report for 2020

This announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong).

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
29 April 2020

As of the date of this announcement, directors of the Company are: Zhang Yuzhuo*, Ma Yongsheng#, Yu Baocai*, Ling Yiqun#, Li Yong*, Tang Min+, Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

China Petroleum & Chemical Corporation
The First Quarterly Report for 2020

29 April 2020
Beijing, China

1	Important notice

1.1
The Board of Directors, the Board of Supervisors of China Petroleum & Chemical Corporation (“Sinopec Corp.” or “the Company”) and its directors, supervisors and senior management warrant that there are no false representations, misleading statements or material omissions contained in this report and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

1.2	The first quarterly report for 2020 was approved at the 14th meeting of the Seventh Session of the Board of Directors of Sinopec Corp. All directors attended this meeting.

1.3
Mr. Zhang Yuzhuo, Chairman, Mr. Ma Yongsheng, President, Ms. Shou Donghua, Chief Financial Officer and Head of the Financial Department of Sinopec Corp. warrant the authenticity, accuracy and completeness of the financial statements contained in this quarterly report.

1.4	The financial statements in this quarterly report were not audited.

2	Basic information of Sinopec Corp.
2.1	Principal financial data and indicators
2.1.1	Principal financial data and indicators prepared in accordance with China Accounting Standards for Business Enterprises (CASs)

RMB million
Items	As of 31 March 2020	As of 31 December 2019	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	1,807,539	1,755,071	3.0
Total equity attributable to equity shareholders of the Company	712,350	739,169	(3.6)

RMB million
	Three-month period ended 31 March
Items	2020	2019	Changes over the same period of the preceding year (%)
Net cash flow from operating activities	(68,125)	(14,609)	-

Operating income	555,502	717,579	(22.6)
Net profit attributable to equity shareholders of the Company	(19,782)	14,763	-
Net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses	(20,444)	14,370	-
Weighted average return on net assets (%)	(2.73)	2.03	(4.76) percentage points
Basic earnings per share (RMB)	(0.163)	0.122	-
Diluted earnings per share (RMB)	(0.163)	0.122	-

RMB million
During the reporting period
Extraordinary items	(income)/expenses（RMB million）
Net gain on disposal of non-current assets	(60)
Donations	73
Government grants	(1,164)
Gains on holding and disposal of various investments	(26)
Other extraordinary income and expenses, net	255
Subtotal	(922)
Tax effect	234
Total	(688)
Attributable to:
Equity shareholders of the Company	(662)
Minority interests	(26)

2.1.2	Principal financial data and indicators prepared in accordance with International Financial Reporting Standards (IFRS)
RMB million
Items	As of 31 March 2020	As of 31 December 2019	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	1,807,539	1,755,071	3.0
Total equity attributable to shareholders of the Company	711,343	738,150	(3.6)

RMB million
Items	Three-month period ended 31 March		Changes over the same period of the preceding year (%)
	2020	2019
Net cash generated from operating activities	(68,125)	(14,609)	-

Operating profit	(26,305)	24,841	-
Net profit attributable to shareholders of the Company	(19,145)	15,468	-
Basic earnings per share (RMB)	(0.158)	0.128	-
Diluted earnings per share (RMB)	(0.158)	0.128	-
Return on net assets (%)	(2.69)	2.09	(4.78) percentage points

2.2	Total number of shareholders and top ten shareholders at the end of the reporting period
Total number of shareholders at the end of the reporting period	Total number of shareholders was 553,217, including 547,424 holders of domestic A shares and 5,793 holders of overseas H shares.
Top ten shareholders
Name of shareholder	Total number of shares held	Percentage (%)	Number of shares subject to pledge or lock-ups	Nature of shareholder
China Petrochemical Corporation	82,709,227,393	68.31	0	State-owned share
HKSCC (Nominees) Limited	25,389,028,547	20.97	Unknown	H share
中国证券金融股份有限公司	2,609,312,057	2.16	0	A share
国新投资有限公司	997,141,120	0.82	0	A share
北京诚通金控投资有限公司	756,822,451	0.63	0	A share
中国人寿保险股份有限公司－分红－个人分红－005L－FH002沪	480,607,041	0.40	0	A share
香港中央结算有限公司	463,936,458	0.38	0	A share
中国人寿保险股份有限公司－传统－普通保险产品－005L－CT001沪	449,301,461	0.37	0	A share
中央汇金资产管理有限责任公司	322,037,900	0.27	0	A share
汇添富基金管理股份有限公司－社保基金1103组合	133,250,000	0.11	0	A share
Note
Sinopec Century Bright Capital Investment Limited, overseas wholly-owned subsidiary of China Petrochemical Corporation, holds 553,150,000 H shares, which is included in the total number of the shares held by HKSCC (Nominees) Limited.

Statement on the connected relationship or acting in concert among the aforementioned shareholders:

Apart from中国人寿保险股份有限公司－分红－个人分红－005L-FH002沪和中国人寿保险股份有限公司－传统－普通保险产品－005L-CT001沪 which were both administrated by 中国人寿保险股份有限公司, Sinopec Corp. is not aware of any connected relationship or acting in concert among or between the above-mentioned shareholders.

2.3	Review of operating results

In the first quarter of 2020, as the COVID-19 outbreak spread worldwide, the world economy faced mounting downside risk packing with notably increasing instability and uncertainty. China’s GDP decreased by 6.8% year on year. Due to plunging market demand for petroleum and petrochemical products coupled with slump of crude oil price, oil and gas industry was severely impacted.

Facing the complicated and severe situation, the Company adhered to the principles of “concentrating material tasks, system optimisation, controlling risk and seizing opportunities out of crisis”, coordinated epidemic prevention and control with work resumption, brought our advantages of integrated business into full play, optimised production plan, refined operation plan, adjusted products slate, optimised inventory, expanded market, and tapped potentials and reduced cost to minimize the negative impact and maintained safe and steady operations. In particular, to combat the COVID-19, we maintained a stable supply of oil and gas, made great efforts to increase production of medical-use materials, coordinated online and offline non-fuel business to facilitate our customers with wider variety of products and services, and advanced resumption of work and production with industry chain partners.

In accordance with China Accounting Standards for Business Enterprises, net profit attributable to equity shareholders of the Company was RMB -19.782 billion. In accordance with IFRS, net profit attributable to equity shareholders of the Company was RMB -19.145 billion.

Exploration and Production: Under low crude oil price environment, we pressed ahead with high-efficiency exploration and paid more efforts on profit-oriented development, reduced cost and expenditure on all fronts and accelerated the formation of an integrated value chain of natural gas business including production, supply, storage and marketing. In exploration, we focused on organisation and operation of major projects and new discovery breakthrough. In crude oil development, we pushed to build profitable production capacity, and deepened structure adjustment in mature oil fields. In natural gas development, we expanded the market and promoted a coordinated growth along the value chain. In the first quarter, oil and gas production of the Company was 112.28 million barrels of oil equivalent, among which the production of crude oil was broadly flat compared with the same period of last year. Exploration and Production Segment realised an operating profit of RMB 1.518 billion

		Three-month period ended 31 March		Changes
Exploration and Production	Unit	2020	2019	(%)
Oil and gas production	million boe	112.28	113.46	(1.0)
Crude oil production	million barrels	70.65	70.81	(0.2)
China	million barrels	62.11	61.55	0.9
Overseas	million barrels	8.54	9.26	(7.8)
Natural gas production	billion cubic feet	249.68	255.79	(2.4)
Realised crude oil price	USD/barrel	49.15	57.66	(14.8)
Realised natural gas price	USD/thousand cubic feet	6.43	7.07	(9.2)
Conversion: For domestic production of crude oil, 1 tonne = 7.10 barrels. For overseas production of crude oil,
1 tonne = 7.21 barrels. For production of natural gas, 1 cubic meter = 35.31 cubic feet.

Refining: Facing severe situation of plunged market demand, high-level inventory and slump of crude oil price, we persistently coordinated the integration of production and marketing, optimised allocation of resources and product slate based on market demand and continuously implemented low sulfur fuel oil projects. We coordinated domestic and overseas markets and increased the export of refined oil products, maintaining a steady operation of refining facility. In the first quarter, refinery throughput was 53.74 million tonnes, decreased by 13% year on year. The refining segment’s operating loss was RMB 25.794 billion.

		Three-month period ended 31 March
Refining	Unit	2020	2019	Changes (%)
Refinery throughput	million tonnes	53.74	61.78	(13.0)
Gasoline, diesel and kerosene production	million tonnes	33.00	39.44	(16.3)
Gasoline	million tonnes	13.02	15.87	(18.0)
Diesel	million tonnes	14.19	16.03	(11.5)
Kerosene	million tonnes	5.79	7.54	(23.2)
Light chemical feedstock production	million tonnes	9.84	10.07	(2.2)
Light product yield	%	75.31	76.14	(0.83) percentage points
Refining yield	%	94.64	94.76	(0.12) percentage points
Note: Including 100% production of domestic joint ventures.

Marketing and Distribution: To address the dramatic decline of market demand, we enhanced market analysis, pressed ahead measures for market expansion, promoted targeted marketing strategy and tapped the potentials of distribution network. In order to satisfy the market demands during the epidemic, we innovated the non-fuel business model by coordinating online and offline business with wider variety of products and services, which not only realised a beneficial exploration of the sales model but also provided convenience to our consumers. In the first quarter, total sales volume of refined oil products was 53.68 million tonnes and marketing and distribution segment’s operating loss was RMB 1.536 billion.

		Three-month period ended 31 March
Marketing and Distribution	Unit	2020	2019	Changes (%)
Total sales volume of refined oil products	million tonnes	48.61	62.37	(22.1)
Total domestic sales volume of refined oil products	million tonnes	32.48	45.61	(28.8)
Retail	million tonnes	21.83	30.20	(27.7)
Direct sales & Distribution	million tonnes	10.65	15.41	(30.9)
Annualized average throughput per station	tonnes	2,844	3,939	(27.8)
Note: The total sales volume of refined oil products includes the amount of trading volume.

Chemicals: Under the circumstances of dramatic demand decline and price tumble of chemical products,

we actively optimised resources allocation, reduced feedstock cost, adjusted operation plan and enhanced the dynamic optimisation of facilities and product chain, and improved the utilisation and production scheduling based on market demand. Giving full play to our industry advantages, we extended business value chain by increasing production of medical-use materials to ensure market supply. We put more efforts on market expansion to create space for production optimisation and adjustment as well as facilities stable operation. In the first quarter, the ethylene production was 3.026 million tonnes, being flat compared with the same period of last year, synthetic resin production increased by 2.8% year on year. The total chemical sales volume was 17.95 million tonnes. The Chemical segment’s operating loss was RMB 1.568 billion.

		Three-month period ended 31 March
Chemicals	Unit	2020	2019	Changes (%)
Ethylene	thousand tonnes	3,026	3,049	(0.8)
Synthetic resin	thousand tonnes	4,293	4,178	2.8
Synthetic rubber	thousand tonnes	256	271	(5.5)
Monomers and polymers for synthetic fibre	thousand tonnes	2,333	2,575	(9.4)
Synthetic fibre	thousand tonnes	266	322	(17.4)
Note: Including 100% production of domestic joint ventures.

Capital expenditure: In the first quarter, total capital expenditures of the Company was RMB 13.2 billion. Capital expenditure for the exploration and production segment was RMB 6.1 billion, mainly for Shengli and Northwest crude oil development projects, Fuling and Weirong shale gas projects. Capital expenditure for the refining segment was RMB 2.4 billion, mainly for Zhongke Refining and Petrochemical project, Zhenhai, Tianjin, Maoming and Beihai refining upgrading projects, low sulfur fuel oil projects and high-end carbon materials projects. Capital expenditure for the marketing and distribution segment was RMB 2.6 billion, mainly for construction of service stations, refined oil products depots and non-fuel businesses. Capital expenditure for the chemicals segment was RMB 2.1 billion, mainly for Zhongke Refining and Petrochemical project, Zhenhai, Gulei, Sinopec-SK ethylene projects renovation, Hainan ethylene projects.

2.4	Business Prospects
China’s epidemic prevention and control trend has been further consolidated, the country’s economic and social activities have gradually returned to normal, the production and living order has been restored at a faster pace, and the pent-up demand for petroleum and petrochemical products is being released. Under this opportunity, we have initiated a campaign that will last for 100 days to address the tough challenges and to improve performance. With management and staffs joint efforts, we are to reinforce measures on market expansion, operations optimisation, cost reduction, tapping potentials, and maintaining safe and steady operations, to minimise the negative impact of the epidemic. We will adjust dynamically the production and operation arrangement and the investment plan, focusing on achieving a high-quality and more profitable operation. While ensuring prevention and control of the pandemic and maintaining safe and stable operation, we will give priority to the following tasks:

More vigorous efforts on market expansion. We will keep pace with the market recovery and the industry utilisation rate to seize the market opportunities, provide targeted services to reinforce the market share. Through innovation of business model and analysis of consumption demand changes, we will ex-

ploit potential demand to expand market share. By giving full play to the advantages of the industry chain, we will strengthen cooperation with partner and realise coordinative development.

More vigorous efforts on optimisation and adjustment. We will bring our advantages of integrated business into full play, refine the allocation of resources, and coordinate all the activities including procurement, transportation, production, storage and marketing. In the E&P segment, we will strengthen the overall coordination of "investment, reserves, output, cost, and profit". In the mid- and down-stream, we will coordinate the operation, feedstock slate, product mix and regional resources, accelerate advantages cultivation and production capacity building, and reinforce the effort in the integration of the production with the marketing.

More vigorous efforts on tapping potentials and cost reduction. We will conduct fine management and strengthen cost control involving all employees, covering all resources and conducting in all processes. We will improve the capital efficiency, expand financing channels and reduce financing cost.

3 Significant events
3.1 Significant changes in major items contained in the consolidated financial statements prepared in accordance with CASs and the reasons for such changes.

			Increase/(Decrease)
	As of 31 March 2020	As of 31 December 2019	Amount	Percentage
Items of Consolidated Balance Sheet	RMB million	RMB million	RMB million	（%）	Main reasons for changes
Financial assets held for trading	2,012	3,319	(1,307)	(39.4)	Receipt of the structured deposits at maturity
Derivative financial assets	14,459	837	13,622	1,627.5	Changes of fair value loss and profit position of derivative hedging financial instruments due to fluctuation of crude oil price
Derivative financial liabilities	26,362	2,729	23,633	866.0
Prepayments	7,296	5,066	2,230	44.0	Increase in projects down payment
Other receivables	57,149	24,109	33,040	137.0	Increase in margin deposit in financial derivatives business due to decline of crude oil price
Short-term loans	98,203	31,196	67,007	214.8	Increase in low-interest short-term loans
Taxes payable	37,622	69,339	(31,717)	(45.7)	Due to the time difference of tax payment, part of the unpaid tax from the end of last year had been paid during this reporting period
Other current liabilities	19,997	-	19,997	-	Issuing short-term debentures payable of RMB 20 billion
Long-term loans	52,870	39,625	13,245	33.4	Increase in project loans of subsidiaries
Other comprehensive income	(7,983)	(321)	(7,662)	-	Increase in fair value loss of hedging business for crude oil

	For three-month period ended 31 March		Increase/(Decrease)
	2020	2019	Amount	Percentage	Main reasons for changes
Items of Consolidated Income Statement	RMB Million	RMB Million	RMB Million	（%）
Gains/ (losses) from changes in fair value	8,342	(2,226)	10,568	-	Increase in fair value profit on derivative financial instruments not qualified as hedging
Impairment losses	(10,360)	136	(10,496)	-	Increase of inventory impairment

	For three-month period ended 31 March		Increase/(Decrease)
	2020	2019	Amount	Percentage
Items of consolidated cash flow statement	RMB million	RMB million	RMB million	（%）	Main reasons for changes
Other cash paid relating to operating activities	(59,028)	(39,806)	(19,222)	-	Mainly due to increase in margin deposit of financial derivative business
Cash received from disposal of investments	3,402	9,636	(6,234)	(64.7)	Decrease in structured deposits at maturity
Other cash received relating to investing activities	19,162	13,165	5,997	45.6	Increase in value of certificate of deposit, over three months, expired and recovered
Other cash paid relating to investing activities	(14,094)	(24,388)	10,294	-	Decrease in the value of certificate of deposit, over three months
Cash received from borrowings	274,615	149,622	124,993	83.5	Increase in low-interest short-term loans
Cash repayments of borrowings	(172,518)	(118,511)	(54,007)	-	Increase in repayment of short-term loans at maturity

3.2 This quarterly results announcement is published in both Chinese and English languages. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

By Order of the Board
Chairman
Zhang Yuzhuo
29 April, 2020

4	Appendix
4.1	Quarterly financial statements prepared under China Accounting Standards for Business Enterprises (CASs)

Consolidated Balance Sheet
as at 31 March 2020
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
Items	At 31 March 2020	At 31 December 2019
Current assets:
Cash at bank and on hand	138,773	127,927
Financial assets held for trading	2,012	3,319
Derivative financial assets	14,459	837
Accounts receivable	54,246	54,865
Receivables financing	8,746	8,622
Prepayments	7,296	5,066
Other receivables	57,149	24,109
Inventories	183,277	192,442
Other current assets	30,074	28,669
Total current assets	496,032	445,856
Non-current assets:
Long-term equity investments	152,561	152,204
Other equity instrument investments	1,525	1,521
Fixed assets	611,564	622,423
Construction in progress	177,021	173,482
Right-of-use assets	197,349	198,051
Intangible assets	108,039	108,956
Goodwill	8,716	8,697
Long-term deferred expenses	8,531	8,930
Deferred tax assets	29,343	17,616
Other non-current assets	16,858	17,335
Total non-current assets	1,311,507	1,309,215
Total assets	1,807,539	1,755,071

Current liability:
Short-term loans	98,203	31,196
Derivative financial liabilities	26,362	2,729
Bills payable	14,479	11,834
Accounts payable	154,103	187,958
Contract liabilities	137,563	126,735
Employee benefits payable	7,126	4,769
Taxes payable	37,622	69,339
Other payables	73,908	72,324
Non-current liabilities due within one year	69,903	69,490
Other current liabilities	19,997	-
Total current liabilities	639,266	576,374
Non-current liabilities:
Long-term loans	52,870	39,625
Debentures payable	19,349	19,157
Lease liabilities	178,774	177,674
Provisions	43,375	43,163
Deferred tax liabilities	7,273	6,809
Other non-current liabilities	18,966	15,364
Total non-current liabilities	320,607	301,792
Total liabilities	959,873	878,166
Shareholders’ equity:
Share capital	121,071	121,071
Capital reserve	122,128	122,127
Other comprehensive income	(7,983)	(321)
Specific reserve	2,365	1,741
Surplus reserves	207,423	207,423
Retained earnings	267,346	287,128
Total equity attributable to shareholders of the Company	712,350	739,169
Minority interests	135,316	137,736
Total shareholders’ equity	847,666	876,905
Total liabilities and shareholders’ equity	1,807,539	1,755,071

Zhang Yuzhuo	Ma Yongsheng	Shou Donghua
Chairman	President	Chief Financial Officer

Balance Sheet
as at 31 March 2020
Prepared by: China Petroleum & Chemical Corporation

Units: million Currency: RMB Type: unaudited
Items	At 31 March 2020	At 31 December 2019
Current assets：
Cash at bank and on hand	70,783	54,072
Derivative financial assets	940	940
Accounts receivable	22,184	21,544
Receivables financing	751	207
Prepayments	3,685	2,665
Other receivables	75,833	78,872
Inventories	40,926	49,116
Other current assets	22,555	25,149
Total current assets	237,657	232,565
Non-current assets：
Long-term equity investments	306,225	304,687
Other equity instrument investments	395	395
Fixed assets	284,804	291,547
Construction in progress	62,353	60,493
Right-of-use assets	112,968	112,832
Intangible assets	8,654	8,809
Long-term deferred expenses	2,390	2,630
Deferred tax assets	15,847	7,315
Other non-current assets	2,314	2,490
Total non-current assets	795,950	791,198
Total assets	1,033,607	1,023,763
Current liabilities：
Short-term loans	64,609	19,919
Derivative financial liabilities	157	157
Bills payable	4,862	4,766
Accounts payable	70,495	75,352
Contract liabilities	4,769	5,112
Employee benefits payable	2,903	1,214
Taxes payable	25,033	43,025
Other payables	108,861	118,064
Non-current liabilities due within one year	59,775	59,596
Other current liabilities	19,997	-
Total current liabilities	361,461	327,205

Non-current liabilities：
Long-term loans	12,125	12,680
Debentures payable	7,000	7,000
Lease liabilities	108,782	107,783
Provisions	34,825	34,514
Other non-current liabilities	4,337	4,471
Total non-current liabilities	167,069	166,448
Total liabilities	528,530	493,653
Shareholders’ equity：
Share capital	121,071	121,071
Capital reserve	68,841	68,841
Other comprehensive income	(6,322)	1,181
Specific reserve	1,241	949
Surplus reserves	207,423	207,423
Retained earnings	112,823	130,645
Total shareholders’ equity	505,077	530,110
Total liabilities and shareholders’ equity	1,033,607	1,023,763

Zhang Yuzhuo	Ma Yongsheng	Shou Donghua
Chairman	President	Chief Financial Officer

Consolidated Income Statement
for the three-month period ended 31 March 2020
Prepared by: China Petroleum & Chemical Corporation

Units: million   Currency: RMB   Type: unaudited
Items		Three-month period ended 31 March 2020	Three-month period ended 31 March 2019
I. Operating income		555,502	717,579
II. Total Operating costs		583,107	693,269
Including: Operating costs		499,274	596,412
Taxes and surcharges		49,691	60,459
Selling and distribution expenses		14,653	14,748
General and administrative expenses		14,128	15,485
Research and development costs		1,083	1,292
Financial expenses		2,010	2,330
Exploration expenses, including dry holes		2,268	2,543
Add:	Other income	1,100	761
Investment income		153	1,285
Gains/(losses) from changes in fair value		8,342	(2,226)
Credit impairment losses		5	(19)
Impairment losses		(10,360)	136
Asset disposal gains/(losses)		60	(64)
III. Operating profit		(28,305)	24,183
Add:	Non-operating income	215	243
Less:	Non-operating expenses	471	416
IV. Profit before taxation		(28,561)	24,010
Less:	Income tax expense	(7,529)	5,539
V. Net profit		(21,032)	18,471
Classification by going concern:
(i) Continuous operating net profit		(21,032)	18,471
(ii) Termination of net profit		-	-
Classification by ownership:
(i)Equity shareholders of the Company		(19,782)	14,763
(ii) Minority interests		(1,250)	3,708

Consolidated Income Statement (Continued)

VI. Other comprehensive income	(7,360)	3,759
Items that may not be reclassified subsequently to profit or loss:
Changes in fair value of other equity instrument investments	-	1
Items that may be reclassified subsequently to profit or loss:
Other comprehensive income that can be converted into profit or loss under the equity method	(76)	66
Cash flow hedges	(8,401)	4,853
Foreign currency translation differences	1,117	(1,161)
VII. Total comprehensive income	(28,392)	22,230
Equity shareholders of the Company	(27,103)	19,029
Minority interests	(1,289)	3,201
VIII. Earnings per share:
(i) Basic earnings per share (RMB/Share)	(0.163)	0.122
(ii) Diluted earnings per share (RMB/Share)	(0.163)	0.122

Zhang Yuzhuo	Ma Yongsheng	Shou Donghua
Chairman	President	Chief Financial Officer

Income Statement
for the three-month period ended 31 March 2020
Prepared by: China Petroleum & Chemical Corporation
Units: million   Currency: RMB   Type: unaudited

Items		Three-month period ended 31 March 2020	Three-month period ended 31 March 2019
I.Operating income		199,942	249,978
Less:	Operating costs	171,987	191,844
Taxes and surcharges		32,996	40,952
Selling and distribution expenses		724	754
General and administrative expenses		6,992	7,612
Research and development costs		1,034	1,197
Financial expenses		2,050	1,635
Exploration expenses, including dry holes		1,936	2,429
Add:	Other income	896	631
Investment income		814	1,777
Gains from changes in fair value		400	20
Credit impairment losses		31	5
Impairment losses		(7,992)	-
Asset disposal gains/ (losses)		1	(1)
II. Operating profit		(23,627)	5,987
Add:	Non-operating income	33	34
Less:	Non-operating expenses	232	147
III. Profit before taxation		(23,826)	5,874
Less:	Income tax expense	(6,002)	1,003
IV. Net profit		(17,824)	4,871
(i) Continuous operating net profit		(17,824)	4,871
(ii) Termination of net profit		-	-
V. Other comprehensive income		(7,387)	817
Items that may be reclassified subsequently to profit or loss
Other comprehensive loss that can be converted into profit or loss under the equity method		49	(33)
Cash flow hedges		(7,436)	850
VI. Total comprehensive income		(25,211)	5,688

Zhang Yuzhuo	Ma Yongsheng	Shou Donghua
Chairman	President	Chief Financial Officer

Consolidated Cash Flow Statement
for the three-month period ended 31 March 2020

Prepared by: China Petroleum & Chemical Corporation
Units: million  Currency: RMB  Type: unaudited

Items	Three-month period ended 31 March 2020	Three-month period ended 31 March 2019
I. Cash flows from operating activities:
Cash received from sale of goods and rendering of services	600,228	760,693
Refund of taxes and levies	818	760
Other cash received relating to operating activities	35,326	31,379
Sub-total of cash inflows	636,372	792,832
Cash paid for goods and services	(544,121)	(625,310)
Cash paid to and for employees	(16,826)	(17,224)
Payments of taxes and levies	(84,522)	(125,101)
Other cash paid relating to operating activities	(59,028)	(39,806)
Sub-total of cash outflows	(704,497)	(807,441)
Net cash flow from operating activities	(68,125)	(14,609)
II.Cash flows from investing activities:
Cash received from disposal of investments	3,402	9,636
Cash received from returns on investments	986	1,288
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	18	24
Other cash received relating to investing activities	19,162	13,165
Sub-total of cash inflows	23,568	24,113
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(22,327)	(23,514)
Cash paid for acquisition of investments	(1,672)	(1,793)
Other cash paid relating to investing activities	(14,094)	(24,388)
Sub-total of cash outflows	(38,093)	(49,695)
Net cash flow from investing activities	(14,525)	(25,582)
III.Cash flows from financing activities:
Cash received from capital contributions	260	94
Including: Cash received from minority shareholders’ capital contributions to subsidiaries	260	94
Cash received from borrowings	274,615	149,622

Consolidated Cash Flow Statement (Continued)

Other cash received relating to financing activities		276	190
Sub-total of cash inflows		275,151	149,906
Cash repayments of borrowings		(172,518)	(118,511)
Cash paid for dividends, profits distribution or interest		(1,557)	(1,396)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders		(160)	(235)
Other cash paid relating to financing activities		(3,492)	(630)
Sub-total of cash outflows		(177,567)	(120,537)
Net cash flow from financing activities		97,584	29,369
IV. Effects of changes in foreign exchange rate		553	(340)
V. Net increase/(decrease) in cash and cash equivalents		15,487	(11,162)
Add：	Initial balance of cash and cash equivalents	60,313	111,922
VI. Ending balance of cash and cash equivalents		75,800	100,760

Zhang Yuzhuo	Ma Yongsheng	Shou Donghua
Chairman	President	Chief Financial Officer

Cash Flow Statement
for the three-month period ended 31 March 2020
Prepared by: China Petroleum & Chemical Corporation

Units: million  Currency: RMB  Type: unaudited

Items	Three-month period ended 31 March 2020	Three-month period ended 31 March 2019
I. Cash flows from operating activities:
Cash received from sale of goods and rendering of services	217,331	280,152
Refund of taxes and levies	798	519
Other cash received relating to operating activities	1,619	757
Sub-total of cash inflows	219,748	281,428
Cash paid for goods and services	(175,248)	(208,261)
Cash paid to and for employees	(8,835)	(9,274)
Payments of taxes and levies	(53,244)	(76,898)
Other cash paid relating to operating activities	(5,349)	(2,939)
Sub-total of cash outflows	(242,676)	(297,372)
Net cash flow from operating activities	(22,928)	(15,944)
II. Cash flows from investing activities:
Cash received from disposal of investments	4,759	9,285
Cash received from returns on investments	1,224	1,270
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	3	3
Other cash received relating to investing activities	44,575	9,933
Sub-total of cash inflows	50,561	20,491
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(9,307)	(7,459)
Cash paid for acquisition of investments	(2,807)	(1,376)
Other cash paid relating to investing activities	(47,607)	(10,800)
Sub-total of cash outflows	(59,721)	(19,635)
Net cash flow from investing activities	(9,160)	856
III. Cash flows from financing activities:
Cash received from borrowings	130,458	39,186
Other cash received relating to financing activities	57,475	-
Sub-total of cash inflows	187,933	39,186
Cash repayments of borrowings	(66,328)	(35,016)
Cash paid for dividends or interest	(875)	(1,476)
Other cash paid relating to financing activities	(72,108)	(266)
Sub-total of cash outflows	(139,311)	(36,758)
Net cash flow from financing activities	48,622	2,428

Cash Flow Statement (Continued)

IV. Net increase/(decrease) in cash and cash equivalents		16,534	(12,660)
Add:	Initial balance of cash and cash equivalents	38,616	59,120
V. Ending balance of cash and cash equivalents		55,150	46,460

Zhang Yuzhuo	Ma Yongsheng	Shou Donghua
Chairman	President	Chief Financial Officer

Segment Reporting
for the three-month period ended 31 March 2020
Prepared by: China Petroleum & Chemical Corporation

Units: million  Currency: RMB  Type: unaudited
Items	Three-monthperiod ended31March2020	Three-monthperiod ended31March2019
Income from principal operations
Exploration and production
External sales	26,944	29,367
Inter–segment sales	18,238	22,089
Subtotal	45,182	51,456
Refining
External sales	25,145	34,002
Inter–segment sales	217,468	255,752
Subtotal	242,613	289,754
Marketing and distribution
External sales	248,725	321,636
Inter–segment sales	1,226	965
Subtotal	249,951	322,601
Chemicals
External sales	71,815	110,990
Inter–segment sales	10,884	17,121
Subtotal	82,699	128,111
Corporate and others
External sales	170,003	205,504
Inter–segment sales	131,839	154,677
Subtotal	301,842	360,181
Elimination of inter–segment sales	(379,655)	(450,604)
Consolidated income from principal operations	542,632	701,499
Income from other operations
Exploration and production	1,272	1,821
Refining	932	1,251
Marketing and distribution	6,939	8,850
Chemicals	3,401	3,733
Corporate and others	326	425
Consolidated income from other operations	12,870	16,080

Segment Reporting (Continued)

Consolidated operating income	555,502	717,579
Operating (loss)/profit
By segment
Exploration and production	404	1,581
Refining	(26,299)	11,481
Marketing and distribution	(2,621)	7,990
Chemicals	(1,767)	6,827
Corporate and others	(5,667)	(582)
Elimination	-	(540)
Total segment operating profit	(35,950)	26,757
Investment income
Exploration and production	476	777
Refining	(680)	(394)
Marketing and distribution	657	215
Chemicals	(66)	1,047
Corporate and others	(234)	(360)
Total segment investment income	153	1,285
Financial expenses	(2,010)	(2,330)
Gains/(losses) from changes in fair value	8,342	(2,226)
Asset disposal gains/(losses)	60	(64)
Other income	1,100	761
Operating profit	(28,305)	24,183
Add: Non-operating income	215	243
Less: Non-operating expenses	471	416
Profit before taxation	(28,561)	24,010

4.2 Quarterly financial statements prepared under International Financial Reporting
Standards (IFRS)

Consolidated Income Statement
for the three-month period ended 31 March 2020
Prepared by: China Petroleum & Chemical Corporation
Units: million   Currency: RMB   Type: unaudited

Items	Three-month period ended 31 March 2020	Three-month period ended 31 March 2019
Turnover and other operating revenues
Turnover	542,632	701,499
Other operating revenues	12,870	16,080
Subtotal	555,502	717,579
Operating expenses
Purchased crude oil, products and operating supplies and expenses	(484,322)	(572,138)
Selling, general and administrative expenses	(10,488)	(11,575)
Depreciation, depletion and amortisation	(25,070)	(25,998)
Exploration expenses, including dry holes	(2,268)	(2,543)
Personnel expenses	(18,844)	(17,361)
Taxes other than income tax	(49,691)	(60,459)
Other operating revenue/(expense), net	8,876	(2,664)
Total operating expenses	(581,807)	(692,738)
Operating profit	(26,305)	24,841
Finance costs
Interest expense	(3,896)	(4,301)
Interest income	1,085	1,924
Foreign currency exchange loss, net	801	47
Net finance costs	(2,010)	(2,330)
Investment income	29	55
Share of profits less losses from associates and joint ventures	472	2,232
Profit before taxation	(27,814)	24,798
Income tax expense	7,529	(5,539)
Profit for the period	(20,285)	19,259
Attributable to：
Owners of the Company	(19,145)	15,468
Non-controlling interests	(1,140)	3,791
Profit for the period	(20,285)	19,259
Earnings per share
Basic earnings per share (RMB)	(0.158)	0.128
Diluted earnings per share (RMB)	(0.158)	0.128

Consolidated Statement of Comprehensive Income
for the three-month period ended 31 March 2020
Prepared by: China Petroleum & Chemical Corporation
Units: million   Currency: RMB   Type: unaudited

Items	Three-month period ended 31 March 2020	Three-month period ended 31 March 2019
Profit for the period	(20,285)	19,259
Other comprehensive income:	(7,360)	3,759
Items that may not be reclassified subsequently to profit or loss:
Equity investments at fair value through other comprehensive income	-	1
Items that may be reclassified subsequently to profit or loss:
Share of other comprehensive income of associates and joint ventures	(76)	66
Cash flow hedges	(8,401)	4,853
Foreign currency translation differences	1,117	(1,161)
Total comprehensive income	(27,645)	23,018
Attributable to:
Shareholders of the Company	(26,466)	19,734
Non–controlling interests	(1,179)	3,284

Consolidated Balance Sheet
as at 31 March 2020
Prepared by: China Petroleum & Chemical Corporation
Units: million   Currency: RMB   Type: unaudited

Items	At 31 March 2020	At 31 December 2019
Non-current assets：
Property, plant and equipment, net	611,508	622,409
Construction in progress	177,021	173,482
Right-of-use assets	266,992	267,860
Goodwill	8,716	8,697
Interest in associates	96,691	95,737
Interest in joint ventures	55,870	56,467
Financial assets at fair value through other comprehensive income	1,525	1,521
Deferred tax assets	29,343	17,616
Long-term prepayments and other non-current assets	63,841	65,426
Total non-current assets	1,311,507	1,309,215
Current assets:
Cash and cash equivalents	75,800	60,313
Time deposits with financial institutions	62,973	67,614
Financial assets at fair value through profit and loss	2,012	3,319
Derivatives financial assets	14,459	837
Trade accounts receivable and bills receivable	54,246	54,865
Financial assets at fair value through other comprehensive income	8,746	8,622
Inventories	183,277	192,442
Prepaid expenses and other current assets	94,519	57,844
Total current assets	496,032	445,856
Current liabilities：
Short-term debts	97,476	40,521
Loans from Sinopec Group Company and fellow subsidiaries	73,290	43,289
Lease liabilities	15,586	15,198
Derivatives financial liabilities	26,362	2,729
Trade accounts payable and bills payable	168,582	199,792
Contract liabilities	137,563	126,735
Other payables	119,729	144,846
Income tax payable	678	3,264
Total current liabilities	639,266	576,374
Consolidated Balance Sheet (Continued)

Net current liabilities	143,234	130,518
Total assets less current liabilities	1,168,273	1,178,697

Non-current liabilities：
Long-term debts	56,235	49,156
Loans from Sinopec Group Company and fellow subsidiaries	15,984	9,626
Lease liabilities	178,774	177,674
Deferred tax liabilities	7,273	6,809
Provisions	43,375	43,163
Other non-current liabilities	20,024	16,434
Total non-current liabilities	321,665	302,862
Total net assets	846,608	875,835
Equity：
Share capital	121,071	121,071
Reserves	590,272	617,079
Total equity attributable to shareholders of the Company	711,343	738,150
Non-controlling interests	135,265	137,685
Total equity	846,608	875,835

Consolidated Statement of Cash Flows
for the three-month period ended 31 March 2020
Prepared by: China Petroleum & Chemical Corporation
Units: million   Currency: RMB   Type: unaudited

Items	Three-month period ended 31 March 2020	Three-month period ended 31 March 2019
Net cash generated from operating activities(a)	(68,125)	(14,609)
Investing activities
Capital expenditure	(20,432)	(21,855)
Exploratory wells expenditure	(1,895)	(1,659)
Purchase of investments, investments in associates and investments in joint ventures	(1,672)	(1,793)
Proceeds from disposal of investments and investments in associates	3,402	9,636
Proceeds from disposal of property, plant, equipment and other non-current assets	18	24
Increase in time deposits with maturities over three months	(13,912)	(24,388)
Decrease in time deposits with maturities over three months	18,553	11,855
Interest received	609	1,310
Investment and dividend income received	986	1,288
Repayments of other investing activities	(182)	-
Net cash used in investing activities	(14,525)	(25,582)
Financing activities
Proceeds from bank and other loans	274,615	149,622
Repayments of bank and other loans	(172,518)	(118,511)
Contributions to subsidiaries from non-controlling interests	260	94
Distributions by subsidiaries to non-controlling interests	(160)	(319)
Interest paid	(1,397)	(1,077)
Payments made to acquire non-controlling interests	(1,117)	-
Repayments of lease liabilities	(2,375)	(440)
Proceeds from other financing activities	276	-
Net cash used in financing activities	97,584	29,369
Net increase/ (decrease) in cash and cash equivalents	14,934	(10,822)
Cash and cash equivalents at 1 January	60,313	111,922
Effect of foreign currency exchange rate changes	553	(340)
Cash and cash equivalents at 31 March	75,800	100,760

Note to consolidated statement of Cash Flows
for the three-month period ended 31 March 2020
Prepared by: China Petroleum & Chemical Corporation
Units: million   Currency: RMB   Type: unaudited
(a)	Reconciliation of profit before taxation to net cash generated from operating activities

Items	Three-month period ended 31 March 2020	Three-month period ended 31 March 2019
Operating activities
Profit before taxation	(27,814)	24,798
Adjustments for:
Depreciation, depletion and amortisation	25,070	25,998
Dry hole costs written off	1,863	1,836
Share of profits from associates and joint ventures	(472)	(2,232)
Investment income	(29)	(55)
Interest income	(689)	(1,924)
Interest expense	3,683	4,301
Gain/(loss) on foreign currency exchange rate changes and derivative financial instruments	(8,589)	1,295
Gain/(loss) on disposal of property, plant, equipment and other non-current assets, net	(3)	85
Impairment reversal on assets	10,360	(136)
Credit impairment losses	(5)	19
Operating profit before change of operating capital	3,375	53,985
Accounts receivable and other current assets	(48,286)	(7,199)
Inventories	(1,163)	(30,127)
Accounts payable and other current liabilities	(16,994)	(24,314)
Subtotal	(63,068)	(7,655)
Income tax paid	(5,057)	(6,954)
Net cash generated from operating activities	(68,125)	(14,609)

Segment Reporting
for the three-month period ended 31 March 2020
Prepared by: China Petroleum & Chemical Corporation
Units: million   Currency: RMB   Type: unaudited

Items	Three-month period ended 31 March 2020	Three-month period ended 31 March 2019
Turnover
Exploration and production
External sales	26,944	29,367
Inter-segment sales	18,238	22,089
Subtotal	45,182	51,456
Refining
External sales	25,145	34,002
Inter-segment sales	217,468	255,752
Subtotal	242,613	289,754
Marketing and distribution
External sales	248,725	321,636
Inter-segment sales	1,226	965
Subtotal	249,951	322,601
Chemicals
External sales	71,815	110,990
Inter-segment sales	10,884	17,121
Subtotal	82,699	128,111
Corporate and others
External sales	170,003	205,504
Inter-segment sales	131,839	154,677
Subtotal	301,842	360,181
Elimination of inter-segment sales	(379,655)	(450,604)
Turnover	542,632	701,499
Other operating revenues
Exploration and production	1,272	1,821
Refining	932	1,251
Marketing and distribution	6,939	8,850
Chemicals	3,401	3,733
Corporate and others	326	425
Other operating revenues	12,870	16,080
Turnover and other operating revenues	555,502	717,579
Result
Operating (loss)/profit

Segment Reporting (Continued)

By segment
Exploration and production	1,518	2,143
Refining	(25,794)	11,963
Marketing and distribution	(1,536)	7,866
Chemicals	(1,568)	6,953
Corporate and others	1,075	(3,544)
Elimination	-	(540)
Total segment operating profit	(26,305)	24,841
Share of profits from associates and joint ventures
Exploration and production	476	777
Refining	(682)	(404)
Marketing and distribution	287	247
Chemicals	(76)	1,061
Corporate and others	467	551
Aggregate share of profits from associates and joint ventures	472	2,232
Investment income/(losses)
Exploration and production	-	(1)
Refining	2	10
Marketing and distribution	14	45
Chemicals	8	1
Corporate and others	5	-
Aggregate investment income	29	55
Net finance costs	(2,010)	(2,330)
Profit before taxation	(27,814)	24,798

4.3 Differences between Consolidated Financial Statements prepared in accordance with the accounting policies complying with CASs and IFRS (unaudited)

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group’s consolidated financial statements prepared in accordance with the accounting policies complying with CASs and IFRS. The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, presentation or disclosures. Such information has not been subject to independent audit or review. The major differences are:

(i) Government Grants

Under CASs, grants from the government are credited to capital reserve if required by relevant governmental regulations. Under IFRS, government grants relating to the purchase of fixed assets are recognized as deferred income and are transferred to the income statement over the useful life of these assets.

(ii) Safety Production Fund

Under CASs, safety production fund should be recognized in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, payments are expensed as incurred, or capitalised as fixed assets and depreciated according to applicable depreciation methods.

Effects of major differences between the net profit under CASs and the profit for the period under IFRS are analysed as follows:

Prepared by: China Petroleum & Chemical Corporation

Units: million   Currency: RMB   Type: unaudited
Items	Three-month period ended 31 March 2020	Three-month period ended 31 March 2019
Net profit under CASs	(21,032)	18,471
Adjustments:
Government grants (i)	12	13
Safety production fund (ii)	735	775
Profit for the period under IFRS	(20,285)	19,259

Effects of major differences between the shareholders’ equity under CASs and the total equity under IFRS are analysed as follows:

Units: million   Currency: RMB   Type: unaudited
Items	At 31 March 2020	At 31 December 2019
Shareholders’ equity under CASs	847,666	876,905
Adjustments:
Government grants(i)	(1,058)	(1,070)
Total equity under IFRS	846,608	875,835

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国石化
SINOPEC

中 国 石 油 化 工 股 份 有 限 公 司

CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Connected Transaction
Absorption and Merger of Zhanjiang Dongxing

ABSORPTION AND MERGER
The Board is pleased to announce that on 29 April 2020, Zhongke Refining, a wholly-owned subsidiary of the Company, entered into the Merger Agreement with Zhanjiang Dongxing, and the Company entered into the Joint Venture Contract with Century Bright Company. Pursuant to the Transaction Documents, Zhongke Refining agreed to absorb and merge Zhanjiang Dongxing. Upon the Completion of the Absorption and Merger, Zhongke Refining will become the owner of all assets and liabilities of Zhanjiang Dongxing and will assume the existing businesses and personnel of Zhanjiang Dongxing. The Company and Century Bright Company will hold 90.3% and 9.7% equity interest in Zhongke Refining, respectively.
LISTING RULES IMPLICATIONS
As at the date of this announcement, China Petrochemical Corporation is the controlling shareholder of the Company. As Century Bright Company, a wholly-owned subsidiary of China Petrochemical Corporation, holds more than 10% equity interest in Zhanjiang Dongxing (a subsidiary of the Company), pursuant to Chapter 14A of the Listing Rules, Zhanjiang Dongxing is a connected subsidiary of the Company. As the highest applicable percentage ratio in respect of the Absorption and Merger exceeds 0.1% but falls below 5%, the Absorption and Merger is subject to the reporting and announcement requirements, but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

1

INTRODUCTION
The Board is pleased to announce that on 29 April 2020, Zhongke Refining, a wholly-owned subsidiary of the Company, entered into the Merger Agreement with Zhanjiang Dongxing, and the Company entered into the Joint Venture Contract with Century Bright Company. Pursuant to the Transaction Documents, Zhongke Refining agreed to absorb and merge Zhanjiang Dongxing. Upon the Completion of the Absorption and Merger, Zhongke Refining will become the owner of all assets and liabilities of Zhanjiang Dongxing and will assume the existing businesses and personnel of Zhanjiang Dongxing. The Company and Century Bright Company will hold 90.3% and 9.7% equity interest in Zhongke Refining, respectively.

PRINCIPAL TERMS OF THE MERGER AGREEMENT

Date: 29 April 2020
Parties:
1)	Zhongke Refining (as the merging party); and
2)	Zhanjiang Dongxing (as the the merged party)

Current Status of Zhongke Refining and Zhanjiang Dongxing
	Registered Capital	Shareholder(s)
Zhongke Refining	RMB 2,000,000,000	Sinopec Corp.
Zhanjiang Dongxing	RMB 4,396,641,600	Sinopec Corp. holds 75% interest and Century Bright Company holds 25% interest

Basic Information on the Surviving Company after the Absorption and Merger
1.	Form of the merger: Absorption and merger. After the Absorption and Merger, Zhongke Refining will be the surviving company, while Zhanjiang Dongxing will be dissolved.
2

2.	Registered capital after the Absorption and Merger: RMB 6,396,641,600.
3.
Shareholders information: There will be two shareholders after the Absorption and Merger. The capital contribution subscribed for by Sinopec Corp. will be RMB 5,776,167,400, representing 90.3% of the registered capital. The capital contribution subscribed for by Century Bright Company will be RMB 620,474,200, representing 9.7% of the registered capital.

Succession Arrangement of Relevant Creditor’s Rights and Debts
All existing debts of Zhanjiang Dongxing shall be assumed by Zhongke Refining and the creditor’s rights shall be enjoyed by Zhongke Refining. Zhanjiang Dongxing will not conduct property liquidation.

The obligation of notifying creditors and debtors in connection with the Absorption and Merger will be carried out in accordance with relevant provisions of the PRC Company Law.

Absorption and Merger Procedures
In order to approve the Merger Agreement, Zhanjiang Dongxing shall hold a board meeting in accordance with its articles of association to pass a board resolution and Zhongke Refining’s shareholder shall make a shareholder’s decision. Upon the approval of the Merger Agreement, Zhongke Refining shall perform the amendment registration procedures with the registration authority to complete the Absorption and Merger. Zhanjiang Dongxing shall perform the dissolving procedure with the registration authority.

3

SHAREHOLDING STRUCTURE OF THE RELEVANT PARTIES BEFORE AND AFTER THE COMPLETION OF THE ABSORPTION AND MERGER
PRINCIPAL TERMS OF THE JOINT VENTURE CONTRACT
Date: 29 April 2020
Parties:
1)	the Company
2)	Century Bright Company
Business scope of the Joint Venture: Petroleum refining; petrochemical products and industrial gas production, sales, warehousing and transportation supporting services; construction management of refining and chemical project; automobile, railway loading and unloading and pipeline transportation of petrochemical products and raw and auxiliary materials; tank truck cleaning; docks and other ports facility operation; cargo handling, warehousing, logistics services in the port area; simple processing of the cargo and its packaging; provision of shore power and fresh water supply services for ships; provision of pollutants (contaminated oil water, residual oil, washing tank water, domestic sewage and garbage) receiving services; providing oil containment boom deployment services for ships; providing pushing and towing services for ships entering and leaving ports, docking and berthing, and mooring; research and development of petrochemical products and technologies, and its application consulting; supply and sales of water, electricity, wind and steam transportation energy; leasing of machinery and equipment facilities; leasing of proprietary property; information consulting services (except securities and futures investment, education and training consulting and other consulting services subject to pre-approval and franchise special control). Prepare the following projects (business activities of the following projects shall not be engaged in during the preparation period): provision of terminal security services, and operating hazardous goods at the terminal.
4

Registered Capital and Contribution
The Company and Century Bright Company agreed to invest all of their respective owner’s equity in Zhongke Refining and Zhanjiang Dongxing into the Joint Venture. Based on the factors such as the operating profit and loss of Zhanjiang Dongxing and the capital contribution of the Company to be injected into Zhongke Refining prior to the Completion of the Absorption and Merger, the Company and Century Bright Company agreed to hold 90.3% and 9.7% equity interest in the Joint Venture, respectively, after the Absorption and Merger. The registered capital of the Joint Venture shall be RMB 6,396,641,600. At the Completion of the Absorption and Merger, if the value of the assets to be contributed by the Company or Century Bright Company does not satisfy that the Company and Century Bright Company holds 90.3% and 9.7% equity interest in the Joint Venture, respectively, then such shareholder shall make payment in cash to cover such shortfall.

The assets of the Joint Venture shall be determined based on the valuation report issued by the assets appraisal agency which shall be prepared based on the audited asset figures. If either the Company or Century Bright Company plans to dispose of its equity interest or its registered capital subscribed for through mortgage, pledge, lien or other disposal actions in any form, such disposal shall be subject to the written consent of the other party.

Equity Transfer
1.
When either party desires to transfer, sell or otherwise dispose of its equity interest in Joint Venture, the other party may exercise its right of first refusal in accordance with the Joint Venture Contract. The transfer price shall be determined based on the valuation results issued by a qualified appraisal agency engaged by the parties and shall not violate the mandatory provisions of laws and regulations relating to the transfer of state-owned equity.

2.
Notwithstanding the foregoing, neither party may exercise the right of first refusal in connection with the transfer of equity interest by the other party to its related parties including its wholly-owned subsidiaries or parent company, provided that the transferor provides written documents acceptable to the other party evidencing that the transferee of the equity interest is able to perform the obligations under the Joint Venture Contract and other relevant agreements in place of the transferor.

3.
Neither party shall donate its equity interest in the Joint Venture to a third party or pledge its equity interest in the Joint Venture to the Joint Venture. If any party intends to create pledge security interest over its equity interest in the Joint Venture to creditors other than shareholders of Joint Venture, it shall obtain consent of both shareholders.

5

Directors: The Joint Venture shall have an executive director, who shall be responsible for the shareholders’ general meeting of the Joint Venture.

BASIS FOR DETERMINING THE SHAREHOLDING RATIO OF THE COMPANY AND CENTURY BRIGHT COMPANY IN JOINT VENTURE AFTER THE ABSORPTION AND MERGER
The respective adjusted shareholding ratio of the Company and Century Bright Company in Joint Venture was determined with reference to (i) each of the valuation results of the net assets of Zhongke Refining and Zhanjiang Dongxing as sets out in the valuation report of Zhongke Refining and Zhanjiang Dongxing, respectively, prepared by the independent Valuer using the asset-based approach. Taking 31 December 2019 as the Valuation Date, the appraised value of the net assets of Zhanjiang Dongxing was RMB 9.390 billion, and the appraised value of the net assets of Zhongke Refining was RMB 13.493 billion (subject to the final valuation results in the filing record); (ii) the respective interest percentage of the Company and Century Bright Company in Zhongke Refining and Zhanjiang Dongxing prior to the Completion of the Absorption and Merger; (iii) the capital contributions of the Company to Zhongke Refining and Zhanjiang Dongxing and the profit and loss from the going concerns, from the Valuation Date to the Completion of the Absorption and Merger. At the Completion of the Absorption and Merger, after taking into account the above factors, if the value of the assets to be contributed by certain shareholder does not satisfy the respective adjusted equity interest of the Company and Century Bright Company in Joint Venture (i.e. the approximate 90.3% and 9.7% equity interest in Joint Venture, respectively held by the Company and Century Bright Company), such shareholder shall make payment in cash to cover such shortfall.

REASONS FOR AND BENEFITS OF THE ABSORPTION AND MERGER
The Absorption and Merger will help improve the integrated operation of the Company, optimise the allocation of regional resources so as to enhance the comprehensive competitiveness of the Company in its business locations, and will help reduce the connected transactions of the Company.

6

FINANCIAL INFORMATION ON THE RELEVANT PARTIES

Zhanjiang Dongxing
Zhanjiang Dongxing is a limited liability company incorporated under the laws of the PRC. Prior to the Completion of the Absorption and Merger, according to the articles of association of Zhanjiang Dongxing, the Company holds 75% interest in Zhanjiang Dongxing, and China Petrochemical Corporation holds 25% interest in Zhanjiang Dongxing through Century Bright Company. It is principally engaged in sales and transportation supporting services of refined oil products.

The table below sets out certain audited financial information of Zhanjiang Dongxing for the two financial years ended 31 December 2018 and 31 December 2019 prepared under the China Accounting Standards for Business Enterprises:
Unit: RMB
	As at 31 December 2018	As at 31 December 2019
Total assets	11,236,712,528.35	11,497,470,053.45
Net assets	6,796,049,776.69	7,049,468,565.74
	For the year ended 31 December 2018	For the year ended 31 December 2019
Revenue	29,105,008,939.38	23,288,525,195.37
Profit before income tax expense	2,144,354,460.37	1,160,384,137.93
Profit after income tax expense	1,608,219,134.42	870,135,042.51

Upon the Completion of the Absorption and Merger, the legal person status of Zhanjiang Dongxing will be dissolved.

7

Zhongke Refining
Zhongke Refining is a limited liability company incorporated under the laws of the PRC. Prior to the Completion of the Absorption and Merger, the Company holds 100% equity interest in Zhongke Refining. Currently, Zhongke integrated refining and petrochemical project is still under construction and has not been put into operation. Zhongke Refining is principally engaged in oil refining, production, sales, storage and transportation supporting services of petrochemical products and industrial gases.

The table below sets out certain audited financial information of Zhongke Refining for the two financial years ended 31 December 2018 and 31 December 2019 prepared under the China Accounting Standards for Business Enterprises:

Unit: RMB
	As at 31 December 2018	As at 31 December 2019
Total assets	19,264,497,773.62	32,927,235,505.42
Net assets	5,893,043,000.00	10,784,540,300.00
	For the year ended 31 December 2018	For the year ended 31 December 2019
Revenue	0	0
Profit before income tax expense	0	0
Profit after income tax expense	0	0

Upon the Completion of the Absorption and Merger, Zhongke Refining will remain a subsidiary of the Company.

8

OPINIONS OF THE DIRECTORS
As at the date of this announcement, except for the INEDs, all other Directors are connected Directors and therefore required to abstain from voting on the resolution approving the Transaction Documents and the transactions contemplated thereunder at the Board meeting. The Board has considered and approved the resolution on the Absorption and Merger. All Directors (including all INEDs) are of the view that, (i) the Absorption and Merger is on normal commercial terms; (ii) the terms and conditions of the Transaction Documents are fair and reasonable; and (iii) the Absorption and Merger is in the interest of the Company and its shareholders as a whole.

LISTING RULES IMPLICATIONS
As at the date of this announcement, China Petrochemical Corporation is the controlling shareholder of the Company. As Century Bright Company, a wholly-owned subsidiary of China Petrochemical Corporation, holds more than 10% equity interest in Zhanjiang Dongxing (a subsidiary of the Company), pursuant to Chapter 14A of the Listing Rules, Zhanjiang Dongxing is a connected subsidiary of the Company. As the highest applicable percentage ratio in respect of the Absorption and Merger exceeds 0.1% but falls below 5%, the Absorption and Merger is subject to the reporting and announcement requirements, but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

The Absorption and Merger constitutes a related party transaction of the Company with China Petrochemical Corporation under the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, but does not reach the threshold of disclosure under Chapter 10 of the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, and is not subject to the consideration of the general meeting of the Company.

INFORMATION ON THE OTHER PARTIES
The Company
The Company is one of the largest integrated energy and chemical companies in China and is mainly engaged in the exploration and production, pipeline transportation and sale of petroleum and natural gas; the production, sale, storage and transportation of refinery products, petrochemical products, coal chemical products, synthetic fibre and other chemical products; the import and export, including import and export agency business, of petroleum, natural gas, petroleum products, petrochemical and chemical products, and other commodities and technologies; and research, development and application of technologies and information.

9

Century Bright Company
Century Bright Company is a limited liability company incorporated under the laws of the Hong Kong. It mainly engages in relevant businesses as the overseas fund platform of China Petrochemical Corporation and is an overseas financing center, settlement center, foreign exchange center, cash management center and fund monitoring center of China Petrochemical Corporation. China Petrochemical Corporation directly holds 100% equity interest in Century Bright Company.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms shall have the meanings set out below:

“Absorption and Merger”
the absorption and merger of Zhanjiang Dongxing by Zhongke Refining in accordance with the Merger Agreement and the Joint Venture Contract, upon the completion of which, the Company and Century Bright Company will hold 90.3% and 9.7% equity interest in the Joint Venture, respectively

“Board”	the board of directors of the Company
“Century Bright Company”	Sinopec Century Bright Capital Investment Limited, a wholly-owned subsidiary of China Petrochemical Corporation
“China” or “PRC”	the People’s Republic of China
“China Petrochemical Corporation”	China Petrochemical Corporation
“Company” or “Sinopec Corp.”	China Petroleum & Chemical Corporation
“Completion”	the completion of the Absorption and Merger in accordance with the Merger Agreement

10

“connected person(s)”	has the meaning ascribed thereto under the Listing Rules
“Director(s)”	director(s) of the Company
“INED(s)”	the independent non-executive directors of the Company, including Tang Min, Fan Gang, Cai Hongbin and Ng, Kar Ling Johnny
“Joint Venture”	the joint venture, namely Zhongke Refining, after the Completion of the Absorption and Merger
“Joint Venture Contract”	the Equity Joint Venture Contract dated 29 April 2020 entered into between the Company and Century Bright Company
“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
“Merger Agreement”	the agreement dated 29 April 2020 entered into between Zhongke Refining and Zhanjiang Dongxing on the absorption and merger of Zhanjiang Dongxing by Zhongke Refining
“RMB”	Renminbi, the lawful currency of the PRC
“Stock Exchange”	The Stock Exchange of Hong Kong Limited
“Transaction Documents”	The Merger Agreement and the Joint Venture Contract
“Valuer”	China United Asset Appraisal Group Co., Ltd.

11

“Valuation Date”	31 December 2019
“Zhanjiang Dongxing”	Sinopec Zhanjiang Dongxing Petrochemical Company Limited
“Zhongke Refining”	Zhongke (Guangdong) Refining and Petrochemical Co., Ltd.

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Vice President and Secretary to the Board

Beijing, the PRC,
29 April 2020

As of the date of this announcement, directors of the Company are: Zhang Yuzhuo*, Ma Yongsheng#, Yu Baocai*, Ling Yiqun#, Li Yong*, Tang Min+, Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

12

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: April 29, 2020